PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12
COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
(Unaudited; $ in millions)

	June 30,	December 31,
	2006	2005
Short-term debt	$61.3	14.3

Current portion of long-term debt	62.5	2.5

Long-term debt	704.4	677.7

Total debt	828.2	694.5

Minority interests in consolidated subsidiaries	1,218.5	915.9

Shareholders’ equity	5,586.1	5,601.6

Total capitalization	$7,632.8	7,212.0

Ratio of total debt to total capitalization	10.9%	9.6%